FORUM FUNDS
INVESTMENT ADVISORY AGREEMENT

Appendix A

Fund	Fee as a % of the Annual Average Daily Net Assets of the Fund	Effective Date
Lisanti Small Cap Growth Fund	0.95%	February 1, 2018

IN WITNESS WHEREOF, the parties hereto have caused this Revised Appendix A to be duly executed all as of January 31, 2018.

FORUM FUNDS

/s/ Jessica Chase
Jessica Chase
President, Forum Funds

LISANTI CAPITAL GROWTH, LLC

/s/ Mary Lisanti
Mary Lisanti
President